Exhibit 99.1

June 26, 2003

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C. 20549

Ladies and Gentlemen:

The certification set forth below is being submitted to the Securities and Exchange Commission solely for the purpose of complying with Section 1350 of Chapter 63 of Title 18 of the United States Code. This certification is not to be deemed filed pursuant to the Securities Exchange Act of 1934 and does not constitute a part of the Annual Report on Form 20-F (the “Report”) accompanying this letter.

Gérard Mestrallet, the Chief Executive Officer and Gérard Lamarche, the Chief Financial Officer of Suez, each certifies that, to the best of his knowledge:

1.	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Suez.

By:	/S/ GÉRARD MESTRALLET

Name:	Gérard Mestrallet Chief Executive Officer

By:	/S/ GÉRARD LAMARCHE

Name:	Gérard Lamarche Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Suez and will be retained by Suez and furnished to the Securities and Exchange Commission or its staff upon request.